Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 30, 2010 relating to the 2009 consolidated financial statements and the retrospective adjustments to the 2008 and 2007 consolidated financial statements of China MediaExpress Holdings, Inc. and its subsidiaries and variable interest entity (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph regarding retrospective revision of earning per shares calculation and capital in relation to a share exchange transaction), and the related financial statement schedule of the Company, appearing in the annual report on Form 10-K of the Company for the year ended December 31, 2009, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

Deloitte Touche Tohmatsu
Hong Kong
August 16, 2010